[redacted]

14045865

SEC
Mail Processing
Section
FEB 24 2014
Washington DC
404

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23604

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.D. Seibert & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West Ninth Street
(No. and Street)

Cincinnati (City) — Ohio (State) — 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott W. Seibert — 513-241-8888 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

One East 4th Street, Suite 1200 (Address) — Cincinnati (City) — Ohio (State) — 45202-4093 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott W. Seibert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of J.D. Seibert & Company, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

Shirley L. Jones
Notary Public, State of Ohio
My Commission Expires 10-10-2016
2-21-14

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Supplemental Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).

J.D. SEIBERT & COMPANY, INC.

Statement of Financial Condition

December 31, 2013 with
Report of Independent Auditors

CLARK SCHAEFER HACKETT
CPAs & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
J. D. Seibert & Company, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of J.D. Seibert & Company, Inc. (an Ohio S-Corporation) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by

management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of J. D. Seibert & Company, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

February 20, 2014

J.D. SEIBERT & COMPANY, INC.
Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalents	$ 319,281
Marketable securities, at market value	249,483
Receivable from clearing broker	31,791
Prepaid expenses and other assets	5,803
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation of $148,581	17,995
	$ 624,353

Liabilities and Shareholders' Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 465
Shareholders' equity:	
Voting common stock, no par value, 500 shares authorized, 100 shares issued and outstanding	100
Non-voting common stock, no par value, 2000 shares authorized, 400 shares issued and outstanding	400
Additional paid-in capital	10,000
Retained earnings	613,388
Total shareholders' equity	623,888
	$ 624,353

See accompanying notes.

J.D. SEIBERT & COMPANY, INC.
Notes to Financial Statement
December 31, 2013

1. Summary of significant accounting policies and nature of business

Nature of business - J.D. Seibert & Company, Inc. (the Company) is registered as a broker-dealer under the examining authority of the Financial Industry Regulatory Authority. The Company, on a fully disclosed basis, clears customer transactions through an unaffiliated broker-dealer which also maintains the customer accounts.

Concentrations of credit risk - The Company has a retail and institutional customer base located generally in Ohio, Indiana and Kentucky. Under the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance sheet risk of loss in the event customers are unable to fulfill contractual obligations.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Depreciation - Furniture, equipment and leasehold improvements are recorded at cost and depreciated on principally accelerated methods over the estimated lives of five to thirty-nine years.

Revenue recognition - The Company records revenues and expenses (commissions and brokerage expenses) directly related to security transactions on a settlement date basis, which approximates trade date basis.

Advertising expense - The Company expenses advertising costs when incurred.

Income taxes - The Company has elected, by consent of its shareholders, to be taxed as an S Corporation under the related provisions of the Internal Revenue Code. Accordingly, no provision for federal or state income taxes has been made in the accompanying financial statements since the tax liability is that of the Company's shareholders and not of the Company. However, the Company is located in a city in which income is taxed at the corporate level.

J.D. SEIBERT & COMPANY, INC.
Notes to Financial Statement
December 31, 2013

1. Summary of significant accounting policies and nature of business (continued)

Uncertain tax positions - The Company adopted the provisions contained in Accounting for Uncertainty in Income Taxes. Those provisions clarify the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company's income tax filings are subject to audit by various taxing authorities. The company's open audit periods are 2010-2012. The Company's policy with regard to interest and penalties is to recognize interest through interest expense and penalties through other expense. The Company recognized no interest or penalties during the year ended December 31, 2013. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based upon current facts and circumstances.

Subsequent events - The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 20, 2014, the date on which the financial statements were available to be issued.

2. Fair value measurements

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

J.D. SEIBERT & COMPANY, INC.
Notes to Financial Statement
December 31, 2013

2. **Fair value measurements (continued)**

The carrying amounts of financial instruments including cash, accounts receivable, accounts payable and accrued liabilities approximated fair value as of December 31, 2013 because of the relatively short maturity of these instruments.

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

Fair Value Measurements at Reporting Date Using

December 31, 2013	Fair Value	Level 1
US Treasury Notes	$ 70,649	$ 70,649
Available-for-sale stocks	178,834	178,834
	$ 249,483	$ 249,483

3. Lease commitment

The Company leases its office facility under a month-to-month arrangement requiring current monthly rent at $2,000. The Company is not responsible for any other expense related to the facility.

4. Employee benefit plans

The Company has a qualified defined contribution profit sharing plan covering all of its full-time employees. Contributions are determined annually by the Board of Directors.

5. Net capital requirements

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 (as those terms are defined by the Rule). In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $546,696 which was $496,696 greater than its required net capital of $50,000. In compliance with the SEC Rule 17a5-(d)(4), there were no differences between the net capital computation as audited and the fourth quarter FOCUS IIA.

J.D. SEIBERT & COMPANY, INC.

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

December 31, 2013

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders
J. D. Seibert & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by J. D. Seibert & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating J. D. Seibert & Co., Inc.'s compliance with the applicable instructions of Form SIPC-7. J. D. Seibert & Co., Inc.'s management is responsible for the J. D. Seibert & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. There was no overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. Therefore, this procedure was not applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 20, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

023604 FINRA DEC
J D SEIBERT & COMPANY INC 14*14
20 W 9TH ST
CINCINNATI OH 45202-2087

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Pamela Berge (513)255-0065

2. A. General Assessment (item 2e from page 2) $ 1,114

B. Less payment made with SIPC-6 filed (**exclude interest**) (632)

7/23/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 482

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 482

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

J D Seibert & Co., Inc.
(Name of Corporation, Partnership or other organization)

J. David Seibert
(Authorized Signature)

Chairman
(Title)

Dated the 17th day of February, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 138,290
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	138,290
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	129,192
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	96,226
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	47,862
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): INTEREST & DIVIDENDS (Deductions in excess of $100,000 require documentation)	6,063
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ∅	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 12,839	
Enter the greater of line (i) or (ii)	12,839
Total deductions	292,782
2d. SIPC Net Operating Revenues	$ 445,508
2e. General Assessment @ .0025	$ 1,114

(to page 1, line 2.A.)